FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, New Jersey 07091

March 12, 2014

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	FactorShares Trust (the “Trust”)
Preliminary Proxy Statement
Registration Numbers 333-182274; 811-22310

Dear Mr. Minore:

This correspondence responds to comments the Fund received from you and Jennifer Porter on March 6 and 7, 2014 with respect to the Preliminary Proxy Statement (the “Proxy”) filed on February 27, 2014 for the PureFunds™ ISE Junior Silver (Small Cap Miners/Explorers) ETF (the “Fund”), a series of the Trust.

In connection with this correspondence:

(1)
The Trust acknowledges that, in connection with the comments made by the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on the Proxy, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Proxy;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

The Staff’s comments and the Trust’s responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy.

Shareholder Letter

Comment 1.	Please disclose who controlled GENCAP Ventures at the time of the Transaction and discuss any practical implications of that control.

Response:
The first paragraph has been revised to disclose that “GENCAP is indirectly controlled by Mark A. Esposito, who also controls Esposito Partners, LLC, the Fund’s investment sub-adviser.” The disclosure also notes that Mr. Masucci is the Chief Executive Officer of GENCAP. Because both Mr. Masucci (by virtue of his role with the Adviser) and Mr. Esposito (by virtue of his indirect control of the Sub-Adviser) will continue to be involved with the Fund, the Registrant does not believe that there are any practical implications for the Fund resulting from their involvement in the Transaction.

Comment 2.	Please revise the disclosure to clarify the effects (or lack thereof) of the Transaction on the operations of the Fund and the Adviser.

Response:	The following disclosure has been added to the fourth paragraph:

Although the equity ownership of Factor Advisors has changed as a result of the Transaction, the services provided by Factor Advisors to the Fund, including oversight of the Sub-Adviser, have not and are not expected to change as a result of the Transaction. Further, the Fund’s portfolio management team has not and is not expected to change as a result of the Transaction, and the Fund’s investment objective, principal investment strategies and principal investment risks have not changed and are not expected to change as a result of the Transaction.

Frequently Asked Questions

Comment 3.	Please disclose the compensation that the Adviser will receive if shareholder approval of the Proposed Advisory Agreement is not obtained.

Response:
The Proxy contains a detailed discussion under “Proposal 1—Background” of the escrow provision applicable to the Interim Advisory Agreement, including the compensation to which the Adviser would be entitled to in the event that shareholder approval of the Proposed Advisory Agreement is not obtained. Because the Interim Advisory Agreement and the compensation thereunder are not subject to shareholder approval and are not being voted upon in connection with the Proxy, the Registrant respectfully declines to include this disclosure as part of the frequently asked questions, which the Registrant believes should focus on the proposals being presented to shareholders.

Proxy Statement

Comment 4.	Please revise the disclosure to treat separately the approval of each of the Proposed Advisory Agreements.

Response:	The requested change has been made and is reflected throughout the Proxy.

Comment 5.	Please clarify that the November 21, 2013 Board meeting was held in person.

Response:	The requested change has been made to clarify that the meeting was an in-person meeting.

Comment 6.	Please clarify the ownership of ETMG, including every owner of at least 10% of its equity securities. Please also clarify whether Mr. Esposito has any interest in ETMG.

Response:	The disclosure has been revised to clarify that ETMG is wholly-owned and controlled by Mr. Masucci. Mr. Esposito does not own any interest in ETMG.

Comment 7.	Please disclose whether the Sub-Adviser provides advisory services to any other investment companies.

Response:	Disclosure has been added to reflect that the Sub-Adviser does not provide advisory services to any other open-end investment company as of the date of the Proxy.

Comment 8.	Please clarify that the disclosure regarding the Proposed Advisory Agreement in the Proxy is only a summary.

Response:
The following disclosure has been added to the relevant section: “The following description of the Proposed Advisory Agreement is only a summary. You should refer to Exhibit A for the Proposed Advisory Agreement, and the description set forth in this Proxy Statement of the Proposed Advisory Agreement is qualified in its entirety by reference to Exhibit A.” Corresponding disclosure has been added with respect to the Proposed Sub-Advisory Agreement.

Comment 9.
In the disclosure about the advisory fees payable to the Adviser and Sub-Adviser, please disclose the amount each firm was paid for the prior fiscal year as a percentage of the Fund’s average net assets during such period.

Response:	The requested change has been made.

Comment 10.	Please disclose who at the Adviser is responsible for oversight of the Sub-Adviser.

Response:	Disclosure has been added to clarify that Mr. Masucci is presently responsible for oversight of the Sub-Adviser.

Comment 11.
Under “Recommendation of the Board of Trustees,” please discuss separately in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board that the shareholders approve each of the Proposed Advisory Agreements.

Response:	The following disclosure has been added with respect to the Proposed Advisory Agreement:

In considering the Proposed Advisory Agreement, the Independent Trustees took into consideration, among other things, (a) the nature, extent and quality of the advisory services to be provided by Factor Advisors; (b) the investment performance of the Fund; (c) the costs of services provided by Factor Advisors and the profits derived by Factor Advisors from its relationship with the Fund; (d) whether the Fund and its shareholders benefit from economies of scale; (e) a comparison of the Fund’s expense ratios and those of similarly situated funds; (f) other financial benefits (such as soft dollars) to Factor Advisors and its affiliates from their relationship with the Fund; and (g) other factors the Independent Trustees deemed to be relevant.

The Independent Trustees considered the Adviser’s specific responsibilities in managing the Fund, including the Adviser’s responsibility for oversight of the Sub-Adviser. The Independent Trustees also considered the resources and compliance record of the Adviser and noted that the Transaction demonstrated Mr. Masucci’s financial commitment to Factor Advisors as a firm. After discussion, the Independent Trustees concluded that the Adviser has the resources and compliance policies and procedures appropriate to performing its duties under the Proposed Advisory Agreement and that the nature, overall quality, cost and extent of such management services was expected to continue to be satisfactory.

The Independent Trustees reviewed the Fund’s performance information for the 1-month, 3-month, year-to-date and since inception periods ended September 30, 2013 and determined that Fund performance was in line with the performance of the Fund’s underlying index. With respect to anticipated profitability, the Independent Trustees noted that the Transaction would not change the fees paid to the Adviser or the services provided by the Adviser, but it was too early to predict how the Transaction might affect the profitability of the Fund to Factor Advisors. The Independent Trustees noted that, given that the Adviser was earning only the minimum fee under the Old Advisory Agreement and Interim Advisory Agreement, half of which it was required to pay to the Sub-Adviser, the expected profitability to the Adviser with respect to the Proposed Advisory Agreement was not expected to be excessive. Overall, the Independent Trustees concluded that the fees to be paid under the Proposed Advisory Agreement were reasonable.

With respect to economies of scale, the Independent Trustees took note that the Fund had not yet attracted sufficient assets to assess whether the benefits from economies of scale would be achieved by the Fund.

No single factor was determinative of the Independent Trustees’ decision to approve the Proposed Advisory Agreement; rather, the Independent Trustees based their determination on the total mix of information available to them. Based on a consideration of all the factors in their totality, the Independent Trustees determined that the Proposed Advisory Agreement, including the compensation payable under the agreement, was fair and reasonable to the Fund.  The Independent Trustees therefore determined that the approval of the Proposed Advisory Agreement was in the best interests of the Fund and its shareholders.

The following disclosure has been added with respect to the Proposed Sub-Advisory Agreement:

In considering the Proposed Sub-Advisory Agreement, the Independent Trustees took into consideration, among other things, (a) the nature, extent and quality of the sub-advisory services to be provided by Esposito Partners; (b) the investment performance of the Fund; (c) the costs of services provided by Esposito Partners and the profits derived by Esposito Partners from its relationship with the Fund; (d) whether the Fund and its shareholders benefit from economies of scale; (e) a comparison of the Fund’s expense ratios and those of similarly situated funds; (f) other financial benefits (such as soft dollars) to Esposito Partners and its affiliates from their relationship with the Fund; and (g) other factors the Independent Trustees deemed to be relevant.

The Independent Trustees considered the Sub-Advisor’s specific responsibilities in all aspects of day-to-day management of the Fund, including the qualifications, experience and responsibilities of the portfolio managers. The Independent Trustees also considered the resources and compliance record of the Sub-Adviser. After discussion, the Independent Trustees concluded that the Sub-Adviser has the appropriate personnel and compliance policies and procedures to perform its duties under the Proposed Sub-Advisory Agreement and that the nature, overall quality, cost and extent of such services was expected to continue to be satisfactory.

The Independent Trustees reviewed the Fund’s performance information for the 1-month, 3-month, year-to-date and since inception periods ended September 30, 2013 and determined that Fund performance was in line with the performance of the Fund’s underlying index. With respect to anticipated profitability, the Independent Trustees noted that the Transaction would not change the fees paid to the Sub-Adviser or the services provided by the Sub-Adviser, but it was too early to predict how the Transaction might affect the profitability of the Fund to Esposito Partners. The Independent Trustees noted that the Fund may use Esposito Securities, LLC, a broker-dealer affiliated with the Sub-Adviser, for Fund brokerage transactions, but further noted that the amount of any commissions related to such transactions was not expected to be significant given the size of the Fund and the Fund’s use of in-kind transactions for creation and redemption activities. The Independent Trustees noted that, given that the Sub-Adviser was earning only the minimum fee under the Old Sub-Advisory Agreement and Interim Sub-Advisory Agreement, the expected profitability to the Sub-Adviser with respect to the Proposed Sub-Advisory Agreement was not expected to be excessive. Overall, the Independent Trustees concluded that the fees to be paid under the Proposed Sub-Advisory Agreement were reasonable.

With respect to economies of scale, the Independent Trustees took note that the Fund had not yet attracted sufficient assets to assess whether the benefits from economies of scale would be achieved by the Fund.

No single factor was determinative of the Independent Trustees’ decision to approve the Proposed Sub-Advisory Agreement; rather, the Independent Trustees based their determination on the total mix of information available to them. Based on a consideration of all the factors in their totality, the Independent Trustees determined that the Proposed Sub-Advisory Agreement, including the compensation payable under the agreement, was fair and reasonable to the Fund.  The Independent Trustees therefore determined that the approval of the Proposed Sub-Advisory Agreement was in the best interests of the Fund and its shareholders.

Comment 12.	Please explain why the Trust’s decision not to rely on Section 15(f) of the 1940 Act will not result in a violation of the 1940 Act.

Response:
In 1971, the Second Circuit held that the “expectation of profits under an investment advisory contract is not an asset which, under the Investment Company Act, the adviser can assign outright.” Rosenfeld v. Black, 445 F.2d 1337, 1344 (2d Cir. 1971).  After the Second Circuit’s decision in Rosenfeld, it was felt that legislation was necessary to clarify the law with respect to sales of interests in mutual fund investment advisory businesses in order to avoid potential undue burden on the investment company industry.  See Thomas L. Hazen, Transfers of Corporate Control and Duties of Controlling Shareholders - Common Law, Tender Offers, Investment Companies - and a Proposal for Reform, 125 U. Pa. L. Rev. 1023, 1057-1060 (1977).  Consequently, Section 15(f) was added to the 1940 Act in 1975 as a non-exclusive safe harbor to “make it clear that an investment adviser to a mutual fund may be sold at a profit under conditions designed to protect fund shareholders.”  S. Rep. No. 94-75, at 140 reprinted in 1975 U.S.S.C.A.N. 179,317 (hereinafter “Senate Report 94-75”).  The Congressional purpose in enacting Section 15(f), therefore, was to permit sales of mutual fund investment advisory businesses to the extent that the mutual funds being advised were themselves not unfairly burdened as a result of the transaction. Senate Report 94-75 at p. 7.

Because Section 15(f) was adopted as a safe harbor, an investment adviser cannot violate Section 15(f).  Rather, an adviser can either (i) comply with the conditions of Section 15(f), and thus be deemed not to have violated the 1940 Act, or (ii) fail to comply with the safe harbor, and as a result not be shielded from a court, upon weighing all the relevant facts and circumstances, determining that a change of control transaction does result in a violation of the 1940 Act.  In the present case, the fund and the adviser do not fit squarely within the safe harbor.  Nonetheless, we do not believe that a court would find that the change of control transaction as described in the proxy violates the 1940 Act, and thus the fund and the adviser are willing to proceed outside the non-exclusive safe harbor of Section 15(f).

In the present case, the change of control has been carefully structured so as to protect the interests of the fund and its shareholders.  Following the change of control the same people will be managing the fund for the same fee, subject to the same contractual terms.  Further, but for the fact that the fund board, which consists of three trustees, will not have a 75% majority of independent trustees, the transaction would fit within the safe harbor of Section 15(f).  Instead, two of the three trustees will be independent of the new adviser.  In all other respects, the conditions of Section 15(f) will be met.  Specifically, no unfair burden will be imposed on the fund as a result of the change of control.  To comply with all the conditions of Section 15(f) would have required the fund to either replace its inside director with an independent director, hire an additional independent director, or seek the resignation of the interested director.  Each of these options would have come with a cost, which itself could be deemed to be an unfair burden.

Given the facts of this change of control, we believe it unlikely that a court would find that the change of control resulted in a violation of the 1940 Act, or would result in any liability to the fund or its shareholders.

Comment 13.	Please revise the Proxy Card to present “Other Business” as a separate proposal.

Response:	The requested change has been made.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for FactorShares Trust